FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document	Page No.
1. 2. 3. 4.
BlackBerryAnnounces BBM Supportfor Wearable Technology

BlackBerry Provides Software Platform for NantHealth’s Internet of Medical Things Device

BlackBerry Unveils Cloud-based Internet of Things Platform

The Newly Redesigned BlackBerry Passport Arrives Exclusively at AT&T

2. 3. 2. 4.

Document 1

                                                                                                       NEWS RELEASE

                                                                                                                                                                                                 JANUARY 7, 2015

FOR IMMEDIATE RELEASE

BlackBerryAnnounces BBM Supportfor Wearable Technology

Las Vegas, 2015 International CES –BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced at the 2015 International CES that BBM™ will be available on wearable technologies for a wide range of Android Wear™ smartwatches to enable BBM users to communicate faster and more discreetly on-the-go.

According to research firm Canalys1, annual smartwatch shipments are estimated to grow to more than 28 million units by 2015 and more than 60 million by 2017. BBM’s large and engaged user base spends more than nine hours a week within the BBM application. Through Android smartwatches, this active BBM community will be able to access their BBM messages directly on their smartwatch without the need to reach for their smartphone.

“BlackBerry is committed to listening to our customers and integrating new features and partners to improve the BBM Chat experience,” said Herman Li, Senior Vice President, BBM Engineering and Product Management, BlackBerry. “The integration of BBM to support wearable technology is just one way we’re expanding the capabilities of our portfolio and delivering exciting options for customers to easily access BlackBerry’s cross-platform technologies.”

BBM for Android Wear will enable BBM users to seamlessly:
 Receive alerts on the watch when new BBM messages come in, see the sender and discreetly preview messages.

 Read BBM messages in their entirety, navigate among messages and dismiss notifications with a simple swipe.

 Respond to messages hands-free with Google Now or choose from pre-defined messages to quickly send a response.

 Accept BBM invites from the watch without the need to access their smartphone.

BBM for Android Wear will be supported by a wide variety of watches that support Android Wear, available from a range of manufacturers. With BBM installed on an Android smartphone, BBM for Android Wear features will become available on the watch automatically. Visit g.co/WearCheck on your Android smartphone to see if your phone is compatible for Android Wear.
BBM support for Google Android Wear Platform will be available in early 2015.

1Canalys Research Report September 2014

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

About BBM Introduced in 2005, BBM set the standard for mobile instant messaging and continues to drive innovation in messaging and private social networking. Today, BBM is one of the largest private social mobile networks, driving real, active conversations. Customers love BBM for its privacy, controls and immediacy with Delivered and Read statuses and message-in-progress notices.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
 investor_relations@BlackBerry.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

.

                                                                                                          Document 2

  NEWS RELEASE

                                                                   JANUARY 7, 2015

FOR IMMEDIATE RELEASE

BlackBerry Provides Software Platform for NantHealth’s Internet of Medical Things Device

The New Mobile HBox Device Captures and Transmits Vital Medical Information Between Patient, Doctor and Point of Care

Las Vegas, 2015 International CES – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, and NantHealth, a cloud-based information technology provider combining science and big data to transform healthcare, today announced the launch of the next generation of the NantHealth HBox, a portable medical device that captures and transmits secure medical data between the patient, doctor and hospital. To power the new mobile HBox, NantHealth selected technology from QNX Software Systems Limited, a wholly owned subsidiary of BlackBerry.

The HBox serves as a hub of all medical data related to a patient, and provides easy access to medical records by transmitting information to and from the patient, doctor and point of care. The mobile medical device, powered by the QNX® Neutrino® Operating System (OS), is able to communicate with all legacy computers and devices in healthcare institutions. Currently, HBox collects three billion vital signs annually and transmits that data to thousands of medical devices and 250 hospitals throughout the U.S.

“Combining BlackBerry’s embedded software reliability, mobile device management and security technology with NantHealth’s ability to develop leading health care devices and platform creates a powerful strategic relationship,” said John Chen, Executive Chairman and CEO, BlackBerry. “We look forward to continued collaboration where we leverage our respective strengths to improve patient healthcare.”

“With HBox, we have created a ‘human signal’ capturing device that automatically and securely transmits, through our HIPAA-compliant ‘NantCloud,' critical medical data and vital signs to the mission control center,” said Patrick Soon-Shiong, M.D., founder and CEO of NantHealth. “Instantly and safely connecting the patient with the doctor and hospital allows for a higher quality of healthcare, expediting diagnosis and treatment, as well as more efficiently and accurately providing vital information into the hands of those in need.”

The QNX enabled HBox will be compatible with BlackBerry’s BES enterprise mobility management platform in the coming months. HBox, once integrated with BES, will be fully encrypted to allow deployment in a HIPAA-secured environment, enabling clinicians and patients to securely access and receive medical information as soon as it is available, wherever they are.

The HBox marks the second innovative product resulting from the collaboration of BlackBerry and NantHealth. Last month, the two companies announced the first secure clinical genome browser, the NantOmics Cancer Genome Browser™, which provides doctors unprecedented access to patients’ genetic data on the BlackBerry® Passport smartphone.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

About NantHealth
NantHealth, a member of the NantWorks ecosystem of companies, is a transformational healthcare cloud-based IT company converging science and technology through a single integrated clinical platform, to provide actionable health information at the point of care, in the time of need, anywhere, anytime. NantHealth works to transform clinical delivery with actionable clinical intelligence at the moment of decision, enabling clinical discovery through real-time machine learning systems. The company’s technology empowers physicians, patients, payers and researchers to transcend the traditional barriers of today’s healthcare system. By converging molecular science, near real-time patient signal monitoring, computer science and big data technology, the NantHealth Clinical Operating System (cOS) platform empowers physicians, patients, and payers to coordinate best care, monitor outcomes and control cost in real time. This is the first system of its kind in healthcare, enabling 21st century coordinated care at a lower cost, enabling value-based population health management at a single patient level and at the population at large. For more information please visit www.nanthealth.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465 i
nvestor_relations@BlackBerry.com

NantHealth Contact:
Jen Hodson
(562) 397-3639
jhodson@nantworks.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

                                                                                                          Document 3

                                                                       NEWS RELEASE

                                                                      JANUARY 7, 2015

FOR IMMEDIATE RELEASE

BlackBerry Unveils Cloud-based Internet of Things Platform

The BlackBerry IoT Platform Leverages BlackBerry’s Extensive Technology Portfolio

Las Vegas, 2015 International CES –BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today launched its comprehensive Internet of Things (IoT) platform, initially targeting the automotive and asset tracking industries. The BlackBerry® IoT Platform will leverage the company’s extensive technology portfolio, extending its best-in-class security and reliability to emerging IoT applications.

The BlackBerry IoT Platform combines technology from QNX Software Systems, a BlackBerry company whose software powers mission-critical embedded systems in cars, industrial applications, and medical devices, with BlackBerry’s secure network infrastructure and device lifecycle management software. The BlackBerry global network infrastructure today handles approximately 35 petabytes of mobile data per month in data centers located around the world and manages peering connections with more than 300 mobile operators and 400 partner networks worldwide.

“The BlackBerry IoT Platform blends the technologies that have enabled BlackBerry to become a leader in both the mobile data security and embedded systems industries,” said Matt Hoffman, VP of Strategy and Marketing, BlackBerry Technology Solutions. “By combining the BlackBerry global network and device lifecycle management proficiency with the embedded software experience of QNX, we have built a modular, cloud-based platform that gives customers the chance to build IoT applications in a secure, efficient and scalable way. Looking ahead, we will extend the platform with other BlackBerry technologies to give developers additional control over the flow of information to devices on the network’s edge.”

An efficient, scalable messaging system forms the foundation of the BlackBerry IoT Platform and is responsible for its highly responsive performance. The system serves as the message bus for additional platform modules by delivering reusable services including: BlackBerry’s gold standard security; instantaneous data indexing and storage for reliable real-time intelligence; integrated analytics for data visualization; and fine-grained permissions that enable every action, message and data object to be validated.

The BlackBerry IoT modules provide rich functionality for data collection, including time-of-service and maintenance records, and device lifecycle management. The lifecycle management module comprises three main elements —over the air (OTA) software update, application enablement and log collection —designed to accelerate device deployment and extend the longevity of in-field devices. By leveraging the platform foundation and using these pre-built modules only as needed, an organization can efficiently create a customized IoT solution.

The BlackBerry IoT Platform is initially targeted at industries that manage highly mobile, high-value resources, including the shipping and automotive markets. The platform’s asset tracking and connected car applications targeting those markets are just the first step in BlackBerry’s broad and expanding IoT strategy. The BlackBerry IoT platform will also be extended into the smart energy sector and the healthcare field.

For more information about the BlackBerry IoT Platform, please visit www.BlackBerry.com/IoT. Visitors to 2015 International CES can see demonstrations of the BlackBerry IoT Platform in BlackBerry's QNX booth: North Hall, #2231.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
 investor_relations@BlackBerry.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

                                                                      Document 4

  NEWS RELEASE

                                                                       JANUARY 7, 2015

 FOR IMMEDIATE RELEASE

The Newly Redesigned BlackBerry Passport Arrives Exclusively at AT&T

A Powerful Smartphone Built for Productivity for $0 Down on AT&T Next

Las Vegas, 2015 International CES –AT&T1 and BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced that the newly redesigned BlackBerry® Passport will be available exclusively at www.att.com and in AT&T retail stores. Additional availability will be announced in coming weeks.

Built for productivity, the BlackBerry Passport has been uniquely designed for AT&T users with rounded edges. The BlackBerry Passport has a large 4.5-inch square touch screen and a touch-enabled QWERTY keyboard, giving users ideal content viewing without compromising portability. Built on BlackBerry’s secure 10.3.1 operating system, the BlackBerry Passport will run on AT&T’s network: the nation’s most reliable 4G LTE network and the network that has the nation’s strongest LTE signal,2 covering more than 300 million Americans, allowing AT&T users to stay on top of business needs every day.

The BlackBerry Passport will be available in the near future for $0 down on an AT&T Next plan at $21.67 per month with AT&T Next 24,3 $27.09 with AT&T Next 183 or $32.50 per month with AT&T Next 12.3 You can also get the smartphone for $199.99 with a two-year agreement4 or at no annual commitment for $649.99.5

“The BlackBerry Passport is ideal for the power professional who wants an innovative wireless device focused on productivity,” said Jeff Bradley, SVP, Device Marketing and Developer Services, AT&T. “Available first on the AT&T network in the U.S., customers will benefit from the newly redesigned Passport’s enhanced features, including a wider screen, 32 GB of storage, and a 3450 mAh battery.”
“We value our continued partnership with AT&T and we look forward to launching the new and uniquely designed BlackBerry Passport device for AT&T customers in the U.S.,” Ron Louks, President, Devices and Emerging Solutions at BlackBerry. “Built with security at its core, the BlackBerry Passport stands apart from the rectangular-screen, all-touch devices in the market today, offering users more than a full day of battery life and new innovations, including the industry’s first touch-enabled QWERTY keyboard.”

The BlackBerry Passport boasts a 453 dpi, a 4.5-inch square full HD screen, 2.2 GHZ Quad Core Qualcomm processor, a 13 MP OIS Camera and 32 GB of Storage. Additional key features include:
 BlackBerry® Keyboard: The BlackBerry Passport's revolutionary new keyboard brings innovation to input with a responsive touch surface that lets you perform many functions directly on the keyboard. You can scroll web pages, flick to type or slide along the keys to move the cursor, leaving the full screen space for viewing.

 BlackBerry® 10 OS 10.3.1: The BlackBerry Passport comes preloaded with the BlackBerry 10.3.1 operating system, and comes with a fresh look that incorporates updated icons and an action bar so that each user's most commonly accessed functions are in the center of their screen.

 BlackBerry® Blend: BlackBerry Blend allows customers to securely access messaging and content, through their smartphone, on their compatible computer and tablet.6 Customers can now receive instant notifications, read and respond to work and personal messages, and access documents, calendar, contacts and media in real time on whatever device they are working on.

 BlackBerry® Assistant: BlackBerry Assistant is a voice and text command application that enables users to manage work and personal email, contacts, calendar and other BlackBerry® 10 features through simple commands.

 Battery Power Designed to Keep Up with You: Known for its enduring battery life, Blackberry does not disappoint with the BlackBerry Passport. The BlackBerry Passport delivers BlackBerry’s best battery performance to date with a powerful 3450 mAh battery and optimization of power consumption with up to 30 hours of mixed use.7

 BlackBerry® Hub: Offering a better way to manage emails, social messages, BBMTM and notifications, BlackBerry Hub makes all of your conversations available with one swipe. BlackBerry Priority Hub offers a filtering solution so you can respond to messages by importance. With Instant Actions in Hub customers can quickly delete or file multiple messages, as well as accept meeting invites without having to open the invitation.

AT&T was the first wireless carrier to launch a BlackBerry device in the U.S. with the BlackBerry 950 in 1999; first with a GSM enabled product with the BlackBerry 5810 and 5820 in 2002; and the first and only to launch the exclusive BlackBerry Torch with full QWERTY keyboard and touchscreen in 2011. The BlackBerry Z10 was the first BlackBerry smartphone to run on AT&T’s 4G LTE network.

AT&T is committed to delivering fast and friendly service to its customers. AT&T was recognized as the highest ranked wireless provider for overall purchasing experience by J.D. Power,8 for the third time in a row. AT&T outperformed competitors in the J.D. Power 2014 Volume 2 study and received the “Highest Satisfaction with the Purchase Experience among Full-Service Wireless Providers, Three Times in a Row.”

For more information about the BlackBerry Passport, visit att.com/blackberrypassport or www.blackberry.com/passport.
1AT&T products and services are provided or offered by subsidiaries and affiliates of AT&T Inc. under the AT&T brand and not by AT&T Inc.
2 Nationwide carriers’ LTE. Signal strength claim based ONLY on avg. LTE signal strength. LTE not avail. everywhere.
3Requires 20-mth or 24-mth 0% APR installment agreement and qualifying credit and wireless service. Tax due at sale. If wireless service cancelled, device balance due. Service costs additional. Other charges and restrictions apply. AT&T Next Requirements: www.att.com/shop/wireless/next.html#fbid=mkEz9ThvDiO.
4$199.99 pricing. Requires 2-year agreement with qualifying data plan. Activation/upgrade, early termination and other fees, and restrictions apply. Pricing Requirements: www.att.com/att/planner/index.html#fbid=yRbS77904im.
5Requires activation of new line of qualified wireless service.
6 Requires download of BlackBerry® Blend app and pairing with a compatible device. BlackBerry Blend works across desktop operating systems, including Mac OS X 10.7 + and Windows 7+, iPad tablets running iOS 7+ and Android tablets running Android 4.4+. For more information visit www.BlackBerry.com/Blend.
7 Based on mixed usage scenario. Many factors affect battery life, including network, application usage, feature configuration and battery age. Actual results may vary.
8AT&T received the highest numerical score among full service wireless providers in the proprietary J.D. Power 2013 (Vol. 2) and 2014 (Vol. 1 & 2) Full Service Wireless Purchase Experience StudySM. 2014 Vol. 2 based on responses from 10,079 consumers measuring 4 full service wireless providers and measures opinions of consumers who purchased a wireless product or service within last 6 months. Proprietary study results are based on experiences and perceptions of consumers surveyed January-June 2014. Your experiences may vary. Visit jdpower.com.

About AT&T
AT&T Inc. (NYSE:T) is a premier communications holding company and one of the most honored companies in the world. Its subsidiaries and affiliates – AT&T operating companies – are the providers of AT&T services in the United States and internationally. With a powerful array of network resources that includes the network with the nation’s strongest LTE signal as well as the nation’s most reliable LTE network, AT&T is a leading provider of wireless, Wi-Fi, high speed Internet, voice and cloud-based services. A leader in mobile Internet, AT&T also offers the best global wireless coverage, based on offering voice and data roaming in more countries than any other U.S. based carrier, and offering the most wireless smartphones and tablets that work in the most countries. It also offers advanced TV service with the AT&T U-verse® brand. The company’s suite of IP-based business communications services is one of the most advanced in the world.
Additional information about AT&T Inc. and the products and services provided by AT&T subsidiaries and affiliates is available at www.att.com/aboutus or follow our news on Twitter at @ATT, on Facebook at www.facebook.com/att and YouTube at www.youtube.com/att.

© 2015 AT&T Intellectual Property. All rights reserved. AT&T, the AT&T logo and all other marks contained herein are trademarks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks contained herein are the property of their respective owners.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.
The BlackBerry family of related marks, images and symbols are the exclusive properties and trademarks of BlackBerry Limited. BlackBerry, BBM, QNX and related trademarks are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

BlackBerry Media Relations:
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
 BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

AT&T Media Relations:
Amanda Staley
(404) 986-9001
amanda.staley@att.com
Heather Lovett
(404) 986-9001
heather.lovett@att.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	January 7, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer